Exhibit 99.1

Schedule A

Control Person, Executive Officers and Directors of Renew Group Private Ltd.

Name and Position Renew Group Private Ltd.	Present Principal Business, Occupation or Employment	Name, Principal Business and Address of Entity in Which Business Conducted	Citizenship

Ravinder Sajwan, Chief Executive Officer and Director (Control Person)	Mr. Sajwan is Chief Executive Officer and a Director of Renew Group Private Ltd.
Renew Group Private, Ltd., a company that owns and operates various companies in medical, energy, water, media and other industries for both industrial and consumer use, located at   463 MacPherson Road, Singapore 368181
Singapore

Weng Peng Low, Vice President – Investments and Finance and Director	Mr. Low is Vice President – Investments and Finance and a Director of Renew Group Private Ltd.
Renew Group Private, Ltd., a company that owns and operates various companies in medical, energy, water, media and other industries for both industrial and consumer use, located at   463 MacPherson Road, Singapore 368181
Singapore

Indu Rawat, Director	Mrs. Rawat is general partner of IR Investments LP.
IR Investments, LP is a private partnership that makes investments across a broad spectrum of financial instruments including personal property, commercial paper, common stock, preferred, commodities, futures, partnership interests and debt, located at 10 Martin Place 06-10, Martin Modern, Singapore 237963
Canada